Exhibit 8.1

Entity Name	Jurisdiction of Incorporation	Name(s) Under Which it Does Business
OPC Energy Ltd.	Israel	OPC Energy Ltd.
OPC Rotem Ltd.	Israel	OPC Rotem Ltd.
OPC Hadera Ltd.	Israel	OPC Hadera Ltd.
Quantum (2007) LLC	USA	Quantum (2007) LLC
Tzomet Energy Ltd.	Israel	Tzomet Energy Ltd.